O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 28, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthways, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed April 18, 2014 by North Tide Capital Master, LP, North Tide
Capital, LLC, Conan J. Laughlin, Edwin “Mac” Crawford,
Bradley S. Karro, and Paul H. Keckley
File No. 000-19364

Dear Mr. Reynolds:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 24, 2014 (the “Staff Letter”) with regard to the Proxy Statement and certain Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12 on April 1, 2014 (the “Soliciting Materials”). We have reviewed the Staff Letter with North Tide Capital Master, LP and the other participants in the solicitation (collectively, “North Tide”), and we provide the following responses on North Tide’s behalf. In this letter, we have addressed only those comments in the Staff Letter related to the Proxy Statement, and we advise the Staff that North Tide will respond to the Staff’s comments to the Soliciting Materials in a separate letter. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Proposal No. 1 Election of Directors, page 12

1.
We note your revised disclosure and response to comment 3 in our letter dated April 9, 2014.  Please revise to clarify that Mr. Crawford retired from his position with CVS/Caremark Corporation in November 2007, following completion of the merger in March 2007.

We acknowledge the Staff’s comments and advise the Staff on a supplemental basis that Mr. Crawford did not retire from his position with CVS Caremark Corporation in November 2007. We have revised the Proxy Statement to clarify that Mr. Crawford served as CEO of Caremark Rx from 1998 until the CVS/Caremark merger in March 2007, and then served as Chairman of the Board of Directors of CVS Caremark Corporation from March 2007 through November 2008. See pages 11 and 12 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 28, 2014

Votes Required for Approval, page 20

2.
We note your disclosure that “the four nominees for director receiving the highest vote totals will be elected as directors of the Company.”  Please revise to clarify, if true, that the four nominees receiving the highest number of “FOR” votes will be elected.

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that the four nominees receiving the highest number of “FOR” votes will be elected as directors of the Company. See page 20 of the Proxy Statement.

Other proposals, page 20

3.
All four of the proposals other than the one relating to the election of directors appear to have the same voting standard.  Please therefore advise how you made the determinations underlying the disclosure in this section.

We acknowledge the Staff’s comment and advise the Staff on a supplemental basis that we agree that all four of the proposals other than the one relating to the election of directors have the same voting standard. We have revised the Proxy Statement to clarify that all four of the proposals other than the one relating to the election of directors have the same voting standard. See page 20 of the Proxy Statement.

Form of Proxy

4.
We note proposal 3 on the form of proxy refers to the company’s proposal to ratify the “preliminary” appointment of Ernst & Young LLP as independent auditor for the 2014 fiscal year.  Please advise us of the preliminary nature of the appointment of Ernst & Young or revise.

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove reference to the preliminary nature of the appointment of Ernst & Young. Please see the Form of Proxy filed with the Proxy Statement.

*           *           *           *           *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.